Skadden, Arps, Slate, Meagher & Flom llp
One Manhattan West New York, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

October 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3561

Attn:       Daniel Crawford

Alan Campbell

Re:   ESSA Pharma Inc.

Registration Statement on Form S-3

Filed September 19, 2023

File No. 333-274584

On behalf of ESSA Pharma Inc. (the “Company”), set forth below is the response of the Company to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 26, 2023, with respect to the above-referenced Registration Statement on Form S-3 (File No. 333-274584) filed with the Commission on September 19, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comment and to reflect certain other changes.

The headings in this letter corresponds to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below, followed by the response from the Company.

Securities and Exchange Commission

October 3, 2023

Registration Statement on Form S-3

General

1.	Please revise to identify the initial transaction(s) pursuant to which the securities the selling securityholders are offering were originally sold. Please also clarify that the initial offering was completed and the securities were issued and outstanding prior to filing this registration statement on Form S-3. Revise your prospectus cover page and elsewhere as appropriate to disclose the aggregate number of shares being registered for resale and file a revised legal opinion that covers the securities to be offered for resale by the selling securityholders. Refer to Securities Act Rule 430B(b)(2) and Questions 228.03 and 228.04 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and has revised the Amendment to remove all references to selling securityholders.

* * * * *

Please contact me at (212) 735-2227 or michael.hong@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Michael J. Hong

cc:	David Parkinson

2